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November 19, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Design, Inc. (the Company)
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
Filed October 23, 2009
File Number: 000-52690

Dear Mr. Owings;

This is in response to your November 10, 2009 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Amendment No. I to Form 10-K for the Fiscal Year Ended December31, 2008 Item 9A(T). Controls and Procedures. page 32

1.
We note that on page 32 you revised your disclosure to make two separate conclusions that your disclosure controls and procedures are effective. Please revise your disclosure to include only one conclusion that clearly conveys whether your management, with the participation of your principal executive officer and principal financial officer, determined that your disclosure controls and procedures were effective. If you refer to the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-1 5(e), please ensure that it is clear that your determination was made based on an evaluation of the entire definition. Alternatively, you may simply state that your management, with the participation of your principal executive officer and principal financial officer, concluded that your disclosure controls and procedures are effective.

Mr. H. Christopher Owings
November 19, 2009

The appropriate clarifications have been made.

2.
You state on page 32 that as a result of your evaluation of your disclosure controls and procedures you identified no material weaknesses in your internal control over financial reporting. Please note that your conclusion regarding your internal control over financial reporting should be pursuant to a separate review; your disclosure on page 32 under the subheading “Management’s Annual Report on Internal Control Over Financial Reporting” suggests that you are aware of this differentiation. Please revise to remove this language or advise us why you believe your current disclosure is appropriate. Refer to Exchange Act Rule 1 3a-15(c).

The appropriate clarifications have been made.

Item 10. Directors. Executive Officers, and Cornorate Governance. na~e 34

3.
We note your response to comment eight of our September 25, 2009 letter, and your filing of your Code of Business Ethics as an exhibit. Please revise your Form 10-K to state whether you have adopted a code of ethics, as defined in Item 406 of Regulation S-K. In this regard, we note that your Code of Ethics does not appear to comply with Items 406(b)(2) and (4) of Regulation S-K; please explain why your Code of Ethics does not address these items.

The Company has revised its Code of Ethics and filed the revised Code with its amended Form 10-K.

Exhibit 14

4.	We note that the signature page of your Code of Business Ethics states that there are eight pages to your code, but it appears there are only seven. Please revise or advise.

The Company has revised its Code of Ethics and filed the revised Code with its amended Form 10-K.

Amendments No. I to Forms 10-0 for the Quarterly Periods Ended March 31, 2009 and June 30. 2009

Mr. H. Christopher Owings
November 19, 2009

Exhibit 31.1

5.
We reissue comment 13 of our September 25, 2009 letter. Your certifications should appear exactly as set forth in Item 601 (b)(3 1) of Regulation S-K. Because only one officer is certifying your reports, your revisions to paragraph 4 and 5 of the certification to make the language singular are permissible. Refer to our Sarbanes-Oxley Act of 2002 Frequently Asked Questions available on our website, www.sec.gov. However, your alterations to the rule reference contained in paragraph 4, and the language of subparagraph 4(d) are not permissible. Please revise

The Company has revised the language in the Certifications.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Art Design, Inc.

/s/ Kathy Sheehan
Kathy Sheehan
President